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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*


                       MCNEIL REAL ESTATE FUND XXVII, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 Not Applicable
             -------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 24, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                 ---------------------
CUSIP NO. Not Applicable                                    PAGE 2 OF 25 PAGES
-------------------------                                 ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              WXI/McN Realty L.L.C.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

                                       00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                        -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       00
--------------------------------------------------------------------------------

-------------------------                                 ---------------------
CUSIP NO. Not Applicable                                    PAGE 3 OF 25 PAGES
-------------------------                                 ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Whitehall Street Real Estate Limited Partnership XI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

                                       00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                        -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       00
--------------------------------------------------------------------------------

-------------------------                                 ---------------------
CUSIP NO. Not Applicable                                    PAGE 4 OF 25 PAGES
-------------------------                                 ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             WH Advisors, L.L.C. XI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

                                       00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                        -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       00
--------------------------------------------------------------------------------

-------------------------                                 ---------------------
CUSIP NO. Not Applicable                                    PAGE 5 OF 25 PAGES
-------------------------                                 ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

                                       00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                        -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                      HC/CO
--------------------------------------------------------------------------------

-------------------------                                 ---------------------
CUSIP NO. Not Applicable                                    PAGE 6 OF 25 PAGES
-------------------------                                 ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

                                       00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                        -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                    PN/BD/IA
--------------------------------------------------------------------------------

CUSIP No. Not Applicable                                      PAGE 7 OF 25 PAGES


Item 1.  Security and Issuer.
         -------------------

         The title of the class of equity securities to which this statement relates is the Units of Limited Partnership Interests (the "Partnership Units") of McNeil Real Estate Fund XXVII, L.P., a California limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by WXI/McN Realty L.L.C. ("WXI/McN"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. ("GS Group", and, together with WXI/McN, Whitehall, WH Advisors, L.L.C. and GS&Co., the "Reporting Persons").*

         As described in Items 3 and 4 below, on June 24, 1999, the Partnership, McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., Fairfax Associates II, Ltd., Hearth Hallow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., McNeil

--------

* Neither the present filing nor anything contained herein shall be construed as an admission that WXI/McN, Whitehall, WH Advisors, L.L.C., GS&Co. or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. Not Applicable                                     PAGE 8 OF 25 PAGES


Summerhill I, L.P., (collectively, the "McNeil Partnerships"), McNeil Partners, L.P., the general partner of the Partnership ("McNeil Partners"), McNeil Investors, Inc., the general partner of McNeil Partners ("McNeil Investors"), McNeil Real Estate Management, Inc. ("McREMI"), McNeil Summerhill, Inc. and Robert A. McNeil, entered into a definitive acquisition agreement (the "Master Agreement") with WXI/McN which provides for WXI/McN and its subsidiaries to acquire the McNeil Partnerships and certain assets of McREMI. As a result of the execution and delivery of the Master Agreement, WXI/McN McNeil Partners, McNeil Investors, Robert A. McNeil, Carole J. McNeil and Opal Partners, L.P., a
California limited partnership ("Opal"), may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.* McNeil Partners, McNeil Investors, Robert A. McNeil, and Carole J. McNeil are sometimes referred to in this Schedule 13D collectively as the "McNeil Persons". Pursuant to Rule 13(d)-1(k)(2), the Reporting Persons are filing individually.

         The business address of each Reporting Person other than WXI/McN is 85 Broad Street, New York, New York 10004; the business address of WXI/McN is 100 Crescent Court, Suite 1000, Dallas, Texas 75201.

         WXI/McN is a Delaware limited liability company formed in connection with the transactions that are the subject of this Section 13D and is a 99% owned subsidiary of Whitehall.

--------

* Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the McNeil Persons and Opal constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that WXI/McN and Whitehall together with the McNeil Persons and Opal constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. Not Applicable                                     PAGE 9 OF 25 PAGES


         Whitehall is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of Whitehall.

         GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS&Co. is an indirect wholly-owned subsidiary of GS Group.

         GS Group is a Delaware corporation and holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of (i) each director of GS Group are set forth on Schedule I hereto and are incorporated herein by reference, (ii) each manager and executive officer of WH Advisors, L.L.C. are set forth on Schedule II hereto and are incorporated herein by reference and (iii) each manager and executive officer of WXI/McN are set forth on Schedule III hereto and are incorporated herein by reference.

         To the knowledge of the Reporting Persons, the business address of each of McNeil Partners and McNeil Investors is 13760 Noel Road, Suite 600, LB 70, Dallas, Texas 75201, and the business address of each of Robert A. McNeil, Carole J. McNeil and Opal is Four Embarcadero Center, Suite 3250, San Francisco, California 94111.

         To the knowledge of the Reporting Persons: McNeil Partners is a California limited partnership whose principal business is serving as the general partner of certain limited partnerships,

CUSIP No. Not Applicable                                     PAGE 10 OF 25 PAGES


including the Partnership, engaged in the business of investing in, holding, managing and disposing of real estate and real estate-related investments; and McNeil Investors is the sole general partner of McNeil Partners.

         To the knowledge of the Reporting Persons: McNeil Investors is a California corporation whose principal business is serving as the general partner of McNeil Partners; and Robert A. McNeil and Carole J. McNeil serve as the co-chairmen of McNeil Investors.

         To the knowledge of the Reporting Persons: Opal is a California limited partnership whose principal business is investing in real estate limited partnerships; the general partner of Opal is DDC&R, Inc., a California corporation ("DDC&R"), and the principal business of DDC&R is serving as the general partner of Opal; and the sole director, sole executive officer and sole stockholder of DDC&R is Carole J. McNeil.

         To the knowledge of the Reporting Persons: Robert A. McNeil is a citizen of the United States whose principal business is serving as Co-Chairman of the Board of Directors of McNeil Investors and investing in other real estate investments; and Carole J. McNeil is a citizen of the United States whose principal business is serving as Co-Chairman of the Board of Directors of McNeil Investors and investing in other real estate investments.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, Schedule II or Schedule III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or

CUSIP No. Not Applicable                                     PAGE 11 OF 25 PAGES


final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is  qualified  in its  entirety by reference to Schedule I,
Schedule II and Schedule III which are attached hereto and incorporated into this Item by reference.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The total amount of funds required by WXI/McN Realty in connection with the consummation of the transaction, assuming all McNeil Partnerships participate in the transaction, is estimated to be approximately $644,439,803. Such amount includes the amounts estimated to be required to pay the cash merger consideration to the limited partners of the McNeil Partnerships, to repay certain mortgage debt of the McNeil Partnerships and certain prepayment fees payable in connection therewith, to pay the amount of the shortfall, if any, of the amount of cash on hand held by each of the participating McNeil Partnerships at the time of the closing from the estimated special distribution that each participating McNeil Partnership is expected to make; and to pay certain other expenses expected to be incurred in connection with the transaction and other amounts that WXI/McN Realty is required to pay pursuant to the terms of the Master Agreement. Such amounts would vary in the event that one or more of the McNeil Partnerships are not participating McNeil Partnerships or in the event that the amount of special distributions, expenses or other amounts vary from the estimated amounts included above.

         It is  expected  that  the  transactions  contemplated  by  the  Master
Agreement and described in Item 4 would be funded through a combination of equity and debt financing. Pursuant to the terms

CUSIP No. Not Applicable                                     PAGE 12 OF 25 PAGES


of the limited liability company agreement of WXI/McN that will be executed in connection with the closing of the transactions contemplated by the Master Agreement (the "WXI/McN LLC Agreement"), the sole managing member of WXI/McN, which is 99% owned by Whitehall, has agreed to contribute to WXI/McN an amount in cash equal to the amounts described above, and pursuant to the terms of an equity commitment letter from Whitehall to WXI/McN, Whitehall has agreed to provide, or to cause one or more of its affiliates to provide, a cash capital contribution to WXI/McN Realty in an amount equal to such amounts. The funds to be used by Whitehall to meet its funding commitments are expected to come from capital contributions from the partners in Whitehall. The WXI/McN LLC Agreement also provides that McNeil Partners will, immediately prior to the consummation of the transactions contemplated by the Master Agreement, contribute certain assets, including certain management assets currently held by McREMI and the general partnership interests in the McNeil Partnerships, to WXI/McN or its affiliates in exchange for membership units in WXI/McN. It is also expected that WXI/McN will obtain third party mortgage or other financing that will provide a portion of the amount of required funds described above, although WXI/McN has not, as of the date of this Schedule 13D, entered into any agreements with respect to any such financing.

         The transactions contemplated by the Master Agreement and the WXI/McN LLC Agreement are subject to a number of terms and conditions set forth therein, including, among others, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Master Agreement.

CUSIP No. Not Applicable                                     PAGE 13 OF 25 PAGES


         None of the Reporting Persons nor any of the persons listed on Schedule I, Schedule II or Schedule III has contributed any funds or other consideration towards the purchase of the securities of the Partnership reported in this statement.

         The information set forth in response to this Item 3 is qualified in its entirety by reference to the Master Agreement and the WXI/McN LLC Agreement, which are expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.
         ----------------------

         Based on information provided by Opal and the McNeil Persons, Opal originally acquired the Partnership Units which are beneficially owned by it for investment purposes.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, Schedule II or Schedule III, has any present plan or intention which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

         On June 24, 1999, the McNeil Partnerships, including the Partnership, McNeil Partners, McNeil Investors, McREMI, and Robert A. McNeil entered into the Master Agreement, which provides for WXI/McN and its subsidiaries to acquire the McNeil Partnerships and certain assets of McREMI. Pursuant to the terms of the Master Agreement, the general partner interest in the Partnership will be contributed by McNeil Partners to a subsidiary of WXI/McN, such subsidiary of WXI/McN will become the substituted general partner of the Partnership and the Partnership will be merged (the "Merger") with a separate subsidiary of WXI/McN. As a result of the Merger, all

CUSIP No. Not Applicable                                     PAGE 14 OF 25 PAGES


outstanding Partnership Units will be converted into cash. In addition, prior to the consummation of the Merger, the Partnership will declare a special distribution to its limited partners on the closing date of the Merger equal to its then positive net working capital balance, if any, determined in accordance with the terms of the Master Agreement.

         The Master Agreement provides that on the closing date of the Merger and the other transactions contemplated by the Master Agreement, McNeil Partners will receive an equity interest in WXI/McN in exchange for its contribution to WXI/McN of the general partnership interests in the McNeil Partnerships, the limited partnership interests in Fairfax and Summerhill and the assets of McREMI related to the McNeil Partnerships.

         The Partnership's participation in the transaction is subject to a number of conditions, including the approval by a majority of the limited partners of the Partnership of the transactions contemplated by the Master Agreement and the substitution of a subsidiary of WXI/McN as the general partner of the Partnership.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Master Agreement and the WXI/McN LLC Agreement, which are expressly incorporated herein by reference.

Item 5.  Interests in Securities of the Issuer.
         -------------------------------------

         (a) Based on information provided by Opal to the Reporting Persons, as of June 24, 1999, 670,634 Partnership Units were beneficially owned by Opal, representing approximately 13.0% of

CUSIP No. Not Applicable                                     PAGE 15 OF 25 PAGES


the outstanding Partnership Units.* Each of WXI/McN, Whitehall, WH Advisors, L.L.C., GS&Co. and GS Group disclaims beneficial ownership of all of such Partnership Units.

         Based on information provided by McNeil Partners, McNeil Investors, Robert A. McNeil and Carole J. McNeil, as of June 24, 1999, none of McNeil Partners, McNeil Investors, Robert A. McNeil and Carole J. McNeil beneficially owned any Partnership Units (other than the Partnership Units owned by Opal which may be deemed to be beneficially owned by Carole J. McNeil).

         As of August 3, 1999, no Partnership Units were beneficially owned by WXI/McN, Whitehall, WH Advisors, L.L.C., GS&Co. or GS Group.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, Schedule II or Schedule III hereto, beneficially owns any Partnership Units other than as set forth herein.

         (b) Not applicable.

         (c) None of the Reporting Persons, and based on information provided by the McNeil Persons and Opal and the persons listed on Schedule I, Schedule II or
Schedule  III hereto to the  Reporting  Persons,  none of the persons  listed on
Schedule I, Schedule II or Schedule III hereto, the McNeil Persons or Opal, has been a party to any transaction in the Partnership Units during the period commencing on April 25, 1999 and ending on August 3, 1999.

--------

* All percentages of Partnership Units set forth in this Item 5 are based upon the number of Partnership Units reported to be outstanding on May 18, 1999 as disclosed in the Partnership's Form 10-Q/A filed with the Securities and Exchange Commission.

CUSIP No. Not Applicable                                     PAGE 16 OF 25 PAGES


         (d) No other person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, any Partnership Units that may be deemed to be beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------

         Except as disclosed in Items 3, 4 and 5 and the Joint Filing Agreement, dated as of August 16, 1999, among the Reporting Persons (attached hereto as Exhibit 3), none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.    Exhibit
-----------    -------

    1. Master Agreement, dated as of June 24,1999, by and among WXI/McN Realty, L.L.C., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L. P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P., Fairfax Associates II, Ltd., Hearth Hallow Associates,

CUSIP No. Not Applicable                                     PAGE 17 OF 25 PAGES


               L.P.,   McNeil   Midwest   Properties  I,  L.P.,   Regency  North
               Associates, L.P., McNeil Summerhill I, L.P., McNeil Partners, L.P., McNeil Investors, Inc, and Robert A., McNeil.

    2. Form of First Amended and Restated Limited Liability Company Operating Agreement of WXI/McN Realty L.L.C. (to be executed upon consummation of the transaction contemplated by the Master Agreement).

    3.         Joint Filing Agreement.

CUSIP No. Not Applicable                                     PAGE 18 OF 25 PAGES


                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.

Dated:  Auugst 16, 1999

                           WXI/McN REALTY L.L.C.

                           By:  WXI/McN Real Estate, L.L.C.,
                                its Managing Member

                                By:  Whitehall Street Real Estate
                                     Limited Partnership XI,
                                     its Managing Member

                                     By: WH Advisors, L.L.C. XI,
                                         its General Partner


                                         By: /s/ Roger S. Begelman
                                            -----------------------------------
                                            Name:  Roger S. Begelman
                                            Title: Attorney-in-Fact

                           WHITEHALL STREET REAL ESTATE
                           LIMITED PARTNERSHIP XI

                           By:         WH Advisors, L.L.C. XI,
                                        its general partner


                           By:  /s/ Roger S. Begelman
                              -------------------------------------------------
                              Name:  Roger S. Begelman
                              Title: Attorney-in-Fact

                           WH ADVISORS, L.L.C. XI


                           By:  /s/ Roger S. Begelman
                              -------------------------------------------------
                              Name:  Roger S. Begelman
                              Title: Attorney-in-Fact

CUSIP No. Not Applicable                                     PAGE 19 OF 25 PAGES


                           THE GOLDMAN SACHS GROUP, INC.


                           By:  /s/ Roger S. Begelman
                              -------------------------------------------------
                              Name:  Roger S. Begelman
                              Title: Attorney-in-Fact


                           GOLDMAN, SACHS & CO.


                           By:  /s/ Roger S. Begelman
                              -------------------------------------------------
                              Name:  Roger S. Begelman
                              Title: Attorney-in-Fact

CUSIP No. Not Applicable                                     PAGE 19 OF 25 PAGES


                                   SCHEDULE I
                                   ----------



         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne and James A. Johnson is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016.

         Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


NAME                                   PRESENT PRINCIPAL OCCUPATION
----                                   ----------------------------

Henry M. Paulson, Jr.     Chairman and Chief Executive Officer of The Goldman
                          Sachs Group, Inc.

Robert J. Hurst           Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain             President and Co-chief Operating Officer of The
                          Goldman Sachs Group, Inc.

John L. Thornton          President and Co-chief Operating Officer of The
                          Goldman Sachs Group, Inc.

Sir John Browne           Group Chief Executive of BP Amoco plc

James A. Johnson          Chairman of the Executive Committee of the Board of
                          Fannie Mae

John L. Weinberg          Senior Chairman of The Goldman Sachs Group, Inc.

CUSIP No. Not Applicable                                     PAGE 21 OF 25 PAGES


                                   SCHEDULE II
                                   -----------


         The name, position and present principal occupation of each manager and executive officer of WH Advisors, L.L.C. XI, which is the sole general partner of Whitehall, the sole managing member of WXI/MNL Real Estate, L.L.C., are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Edward M. Siskind, Paul R. Milosevich, Elizabeth A. O'Brien, Zubin P. Irani and Eli Muraidekh is 85 Broad Street, New York, New York 10004. The business address of
G. Douglas Gunn, Todd A. Williams, Angie D. Madison and Paul R. Milosevich is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Edward
M. Siskind, Zubin P. Irani and Eli Muraidekh is 133 Fleet Street, London EC4A 2BB, England. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, all executive officers and managers listed below are United States citizens.

Name                    Position                   Present Principal Occupation
----                    --------                   ----------------------------

Rothenberg, Stuart M.   Manager/Vice President     Managing Director of
                                                   Goldman, Sachs & Co.

Neidich, Daniel M.      Manager/President          Managing Director of
                                                   Goldman, Sachs & Co.

O'Brien, Elizabeth A.   Vice President/Assistant   Vice President of
                        Secretary                  Goldman Sachs (Asia) L.L.C.

Weil, David M.          Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

Rosenberg, Ralph F.     Manager/Vice President/    Managing Director of
                        Assistant Secretary        Goldman, Sachs & Co.

Williams, Todd A.       Vice President/Assistant   Managing Director of
                        Secretary/Assistant        Goldman, Sachs & Co.
                        Treasurer

Naughton, Kevin D.      Vice President/Secretary/  Vice President of
                        Treasurer                  Goldman, Sachs & Co.

CUSIP No. Not Applicable                                     PAGE 22 OF 25 PAGES


Siskind, Edward M.      Vice President/Assistant   Managing Director of
                        Treasurer                  Goldman International

Klingher, Michael K.    Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

Gunn, G. Douglas        Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Lahey, Brian J.         Vice President/Treasurer   Vice President of
                                                   Goldman, Sachs & Co.

Kava, Alan S.           Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Feldman, Steven M.      Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

Madison, Angie D.       Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Weiss, Mitchell S.      Assistant Treasurer        Vice President of
                                                   Goldman, Sachs & Co.

Cramer, Brahm S.        Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Karr, Jerome S.         Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Lauer, Kate             Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Milosevich, Paul R.     Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Mortelliti, Josephine   Vice President             Vice President of
                                                   Goldman, Sachs & Co.

CUSIP No. Not Applicable                                     PAGE 23 OF 25 PAGES


Muraidekh, Eli          Vice President             Vice President of
                                                   Goldman Sachs International

Sack, Susan L.          Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Langer, Jonathan A.     Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Burban, Elizabeth M.    Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Bernstein, Ronald L.    Vice President/            Vice President of
                        Assistant Secretary        Goldman, Sachs & Co.

Irani, Zubin P.         Assistant Vice President/  Vice President of Goldman
                        Secretary                  Sachs International

CUSIP No. Not Applicable                                     PAGE 24 OF 25 PAGES


                                  SCHEDULE III
                                  ------------


         The sole managing member of WXI/McN Realty L.L.C. Is WXI/MNL Real Estate, L.L.C., a Delaware limited liability company. The name, position and present principal occupation of each executive officer of WXI/MNL Real Estate, L.L.C. are set forth below. Whitehall is the sole managing member of WXI/MNL Real Estate, L.L.C.

         The business address of all the executive officers and managers listed below except Edward M. Siskind, G. Douglas Gunn, Todd A. Williams and Angie D. Madison is 85 Broad Street, New York, New York 10004. The business address of Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of G. Douglas Gunn, Todd A. Williams and Angie Madison is 100 Crescent Court, Suite 1000, Dallas, Texas 75201.

Name                    Position                   Present Principal Occupation
----                    --------                   ----------------------------

Rothenberg, Stuart M.   Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

Neidich, Daniel M.      President                  Managing Director of
                                                   Goldman, Sachs & Co.

Weil, David M.          Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

Rosenberg, Ralph F.     Vice President/            Managing Director of
                        Assistant Secretary        Goldman, Sachs & Co.

Williams, Todd A.       Vice President/Assistant   Managing Director of
                        Secretary/Assistant        Goldman, Sachs & Co.
                        Treasurer

Naughton, Kevin D.      Vice President/Secretary/  Vice President of
                        Treasurer                  Goldman, Sachs & Co.

Siskind, Edward M.      Vice President/Assistant   Managing Director of
                        Treasurer                  Goldman International

Klingher, Michael K.    Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

CUSIP No. Not Applicable                                     PAGE 25 OF 25 PAGES


Kava, Alan S.           Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Feldman, Steven M.      Vice President             Managing Director of
                                                   Goldman, Sachs & Co.

Lauer, Kate             Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Langer, Jonathan A.     Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Sack, Susan L.          Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Burban, Elizabeth M.    Vice President/Assistant   Vice President of
                        Secretary                  Goldman, Sachs & Co.

Lahey, Brian J.         Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Gunn, G. Douglas        Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Madison, Angie D.       Vice President             Vice President of
                                                   Goldman, Sachs & Co.

Brooks, Adam            Assistant Vice President   Associate of Goldman,
                                                   Sachs & Co.